Exhibit 21.1

List of Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Organization

CLTD Acquisition Co., LLC	Delaware, United States of America

CSB Acquisition Co., LLC	Delaware, United States of America

Deals.com, LLC	Delaware, United States of America

RetailMeNot B.V.	Netherlands

RetailMeNot Limited	United Kingdom

RetailMeNot UK Ltd.	United Kingdom

RetailMeNot, France, S.A.S.	France

RetailMeNot, Germany, GmbH	Germany

RNOT, LLC	Delaware, United States of America

Smallponds, LLC	Delaware, United States of America

Spectrawide Acquisition Co., LLC	Delaware, United States of America

WhaleShark Media Coöperatief, U.A.	Netherlands

WhaleShark Media International C.V.	Netherlands, domiciled in Curacao

WSM COOP, LLC	Delaware, United States of America

WSM CV, LLC	Delaware, United States of America

YSL Ventures, Inc.	Delaware, United States of America